

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 13, 2011

<u>Via Email</u>
Keith D. Browning
President
CarMax Auto Funding LLC
12800 Tuckahoe Creek Parkway, Suite 400
Richmond, VA 23238

Re: CarMax Auto Funding LLC
    Registration Statement on Form S-3
    Filed June 17, 2011
    File No. 333-174968

Dear Mr. Browning,

        We have limited our review of your filing to those issues addressed in the comments below. Please also note that our comments to either the base prospectus and/or the supplement(s) should be applied universally, if applicable.

        Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so that we can better understand your disclosure. After reviewing this information, we may raise additional comments.

        The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Registration Statement on Form S-3</u>

<u>General</u>

1. We note your statement that the rescission offer will expire 30 days from the date of the prospectus. Please confirm that the rescission offer will be open at least through midnight on the twentieth business day. See Rule 14e-1.

2. Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely

with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Questions and Answers About the Rescission Offer, page 1

3. On page 2 in the Answer to the Question, "What happens if I do not accept this rescission offer by tendering my 2011-1 Notes?", please revise to remove the reference to the SEC staff position and instead revise the discussion to focus on the ambiguous legal position of the holder rather than the various legal positions. Further, we note your statement that you believe that conducting the rescission offer will preclude security holders from requiring you in the future to repurchase the 2011-1 notes due to the offer and sale of the notes pursuant to the registration statement that had expired. Please supplementally provide us with your legal analysis for your position. Please conform any similar discussion in the prospectus (e.g., risk factor discussion) to any revisions you make here. In addition, please add a cross reference to the Risk Factor discussion, "We may continue to have potential liability even after this rescission offer is made."

The Rescission Offer, Procedures for Brokers and Banks; DTC ATOP Account, page 7

4. Please revise to note that the holders may appeal (A) the rejection of a tender of outstanding 2011-1 Notes and/or (B) an interpretation of the terms and conditions of the rescission offer to a court of competent jurisdiction.

Material United States Federal Income Tax Consequences related to Rejecting the Rescission Offer and Continuing to Hold the 2011-1 Notes, page 12

5. We note the statement that "there are no cases or IRS rulings on similar transactions involving both debt and equity interests issued by a trust with terms similar to those of the 2011-1 Notes." The registration statement does not cover the registration of equity interests. Please revise to confirm that there are no cases or IRS rulings involving debt issued by a Trust with terms similar to those of the notes that are the subject of the rescission offer.

6. Delete the phrase "is an expression of an opinion only," from the last sentence on page 12 that reads "Each opinion included in this summary is an expression of an opinion only, is not a guarantee of the results, and is not binding on the IRS or any third party."

7. Please delete the assumptions under "Original Issue Discount, etc.," or provide legal analysis as to why these assumptions are not verifiable facts.

<u>Updated Portfolio Information for the Issuing Entity, Carmax Auto Owner Trust 2011-1,</u>
<u>Maturity and Prepayment Considerations, page 34</u>

8. Please revise to indicate that there have been no material changes to the tables included in the "Maturity and Prepayment Considerations" in the March 2011 Prospectus or include updated tables.

*   *   *   *   *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all the facts relating to a company's disclosure, they are responsible for the accuracy and adequately of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

If you have any questions regarding these comments, you may contact David Beaning at (202) 551-6455. If you need further assistance, you may contact me at (202) 551-3850.

Sincerely,

/s/ Katherine Hsu

Katherine Hsu
Office Chief

cc: Andrew Faulkner, Esq. (Via E-Mail)